May 11, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Barbara Jacobs, Esq.

     Re:    Rcontest.com, Inc.
            Withdrawal of Registration Statement No. 333-31928

Dear Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Rcontest.com, Inc., a Georgia corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form SB-2. Taking into consideration market conditions for companies in the same industry, and the recommendation of the Company's investment banker, the Company does not believe it is possible to complete the offering for which the registration statement was filed.

The board of directors of the Company believes that it is in the best interest of the Company and consistent with the public interest to withdraw the above-referenced Registration Statement, and respectfully requests that the Commission consent to such withdrawal. I hereby confirm that no securities were issued pursuant to the Registration Statement.

Should you have any questions or comments on this matter, please contact our counsel, Robert J. Mottern of Mottern, Fisher & Goldman, P.C. Mr. Mottern may be reached at (404) 634-2808.

Thank you for your consideration in this matter.

Best regards,

/s/ Michael D. Dion

Michael D. Dion
President & CEO